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Danske Bank

02028905

Debt Capital Markets
2-12 Holmens Kanal
1092 Copenhagen K
Telephone +45 33 44 00 00
Telefax +45 33 44 03 85

7 May 2002

SUPPL

To:		From:	
Fax No.	+1 202 942 9628	Reference	Peter Holm / Knud Erik Kristensen
Company	Securities & Exchange Commission	Fax No.	+45 33 44 03 85
Department	Office of International Corporation	Telephone No.	+45 33 44 04 20 / +45 33 44 04 12
Attention	File No 82-1263	No. of pages (incl. this page)	20

Please contact us immediately if you do not receive all the pages

Message:

Den Danske Bank Aktieselskab - Rule 12g-3-2(b) filings

We are pleased to attach a copy of the Interim Report First Quarter of 2002 for Danske Bank Group.

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

Yours faithfully,

Danske Bank
Debt Capital Markets

dlw 5/9

Stock Exchange Announcement No.11/2002
May 7, 2002

Quarterly Report

First quarter of 2002

Danske Bank

Danske Bank Group financial highlights

CORE EARNINGS AND NET PROFIT FOR THE PERIOD (DKr m)	Q1 2002	Q1 2001	Index 02/01	Full year 2001
Net interest income, excluding earnings from investment portfolios	4,473	4,369	102	18,051
Fee and commission income, net	1,569	1,561	101	6,265
Trading income	29	492	6	1,597
Other core income	373	215	173	1,171
Core insurance income	301	340	89	1,223
Total core income	6,745	6,977	97	28,307
Operating expenses and depreciation	3,683	3,884	95	16,275
Core earnings before provisions	3,062	3,093	99	12,032
Provisions for bad and doubtful debts	386	302	128	1,752
Core earnings	2,676	2,791	96	10,280
Profit on sale of subsidiaries	0	156	0	240
Earnings from investment portfolios	95	362	26	870
Profit before tax	2,771	3,309	84	11,380
Tax	835	950	88	2,677
Net profit for the period	1,936	2,359	82	8,713
Of which minority interests	-	-	-	-

BALANCE SHEET HIGHLIGHTS (DKr bn)	Q1 2002	Q1 2001	Index 02/01	Full year 2001
Bank loans and advances	494	453	109	476
Mortgage loans	454	425	107	448
Bonds and shares	312	243	128	356
Due to credit institutions and central banks	270	229	118	241
Deposits	434	385	113	400
Issued bonds	623	542	115	673
Subordinated debt	35	35	100	32
Shareholders' equity	60	54	111	57
Total assets	1,554	1,385	112	1,539

RATIOS AND KEY FIGURES	Q1 2002	Q1 2001	Index 02/01	Full year 2001
Net profit for the period per share, DKr	2.6	3.2		11.9
Net profit for the period as % p.a. of average shareholders' equity	13.0	17.8		16.0
Core earnings as % p.a. of average shareholders' equity	18.0	21.0		19.9
Cost/core income ratio, %	54.6	55.7		57.5
Solvency ratio, % (excl. net profit for the period)	10.7	9.7		10.3
Core (tier 1) capital ratio, % (excl. net profit for the period)	7.3	6.6		7.3
Share price, end of period	133.6	133.8		135.1
Book value per share, DKr	62.6	74.1		78.0
Number of full-time employees, end of period:				
Danske Bank and consolidated subsidiaries	17,364	18,483		17,564
Non-consolidated subsidiaries (insurance companies)	867	957		957

Ratios and key figures are calculated in accordance with the recommendations of the Danish Association of Financial Analysts.

Review

Danske Bank Group recorded a net profit of DKr1,936m for the first quarter of 2002 compared with DKr2,359m for the first quarter of 2001.

The Group's core earnings in the first quarter of 2002 were largely as expected at the presentation of the 2001 Annual Report, although core income was marginally lower than expected in consequence of low turnover in the capital markets and moderate lending activity in the Group's principal markets. Hence it was not possible, in the first quarter of 2002, to maintain the same high level of activity, in particular within capital-market related activities, as in the first quarter of 2001.

The first quarter saw a 3%, or DKr232m, fall in core income compared with the same period the year before. One reason for the decline was the plunge of nearly 2 percentage points in the Danish money market rates which had an adverse impact on net interest income. Banking Activities, International, and trading-related activities in Danske Markets recorded increasing net interest income. However, the rise in net interest income in Danske Markets was offset by a considerable reduction in trading income.

The Group's aggregate net interest income rose by 2% compared with the first quarter of 2001 to DKr4,473m.

Despite the slowdown in the economy, the Group's fee and commission earnings of DKr1,569m were at a roughly unchanged level.

Operating expenses and depreciation fell by DKr201m to DKr3,683m, or 5% on the same period in 2001. The cost/core income ratio fell to 54.6% from 55.7% in the first quarter of 2001.

Provisions for bad and doubtful debts grew by DKr84m to DKr386m, against DKr302m in the first quarter of 2001. Despite the increase, loss provisions remained at a low level compared with total loans, advances and guarantees.

Core earnings showed a fall of DKr115m to DKr2,676m.

Core earnings for 2002 are still expected to grow, although less than in 2001.

Earnings from investment portfolios amounted to DKr95m compared with DKr362m in the first quarter of 2001.

The Group's tax charge, including tax on loan loss reserves, is calculated at DKr835m for the first quarter of 2002, corresponding to a tax rate of 30%.

The return on equity declined from 17.8% in the first quarter of 2001 to 13.0% in the first quarter of 2002.

Danske Bank intends to buy back its own shares at a total market value of DKr3.0bn in the period May 13-17, 2002.

Balance sheet

The total assets of the consolidated Group stood at DKr1,554bn at the end of March 2002, against DKr1,385bn a year earlier. Danica's assets, which are not consolidated in the Group accounts, amounted to DKr173bn. After elimination of inter-company accounts, the Group held total assets worth DKr1,716bn.

Bank loans and advances grew by 9% from the end of March 2001 and by 4% from year-end 2001, in part as a result of growth in repo loans to corporate clients. Mortgage loans rose by 7% and 1%, respectively. Deposits stood at DKr434bn at the end of March 2002, up DKr49bn on the end of March 2001, most of the improvement coming from repo transactions.

Capital and solvency

Shareholders' equity stood at DKr60bn at the end of the first quarter. Apart from the increase from the net profit for the first quarter of 2002, the increase in shareholders' equity since the end of 2001 is due to a positive one-off adjustment of DKr1.4bn of Danica's shareholders' equity and hence of Danske Bank's shareholders' equity. The one-off adjustment was a result of the shift to a new consolidation policy for Danica (see Accounting policies, etc.).

Danske Bank's solvency ratio (excluding the net profit for the quarter) stood at 10.7% at the end of March 2002, of which 7.3 percentage points came from core capital. The planned buyback of shares at a total market value of DKr3.0bn will reduce the core (tier 1) capital ratio to about 6.9%. The conditions for the share buyback will appear in a separate stock exchange announcement of today's date.

The subordinated debt amounted to DKr35bn at the end of March 2002. In March 2002, Danske Bank raised a nominal amount of €400m by the issue of 13-year notes, which may be called after ten years. The issue of these notes is part of the Bank's ongoing refinancing of supplementary capital.

CAPITAL AND SOLVENCY (Exclusive of net profit for the period) (DKr m)	March 31 2002	March 31 2001
Core capital, less statutory deductions	56,490	50,449
Supplementary capital, less statutory deductions	26,329	23,312
Total capital base, less statutory deductions	82,819	73,761
Total weighted items	776,319	759,783
Solvency ratio, %	10.7	9.7
Core (tier 1) capital ratio, %	7.3	6.6

Incentive programmes

In February 2002, a total of 1,388,800 share options were allotted for the 2001 accounting year, 147,334 of them to Executive Board members. The strike price was 140.84, corresponding to the average stock exchange price of Danske Bank shares for 20 stock exchange business days after the release of the annual report plus 10%.

SHARE OPTIONS	Number			Strike price	Market value *	Exercise period
	Executive Board	Others	Total		(DKr m)	
Allotted in 2001, beg. of Q1 2002	139,050	637,900	776,950	152.89	23	April 1, 2004-2008
Cancellation	26,190	190	26,380	-	-	-
Allotted in 2001, end of Q1 2002	112,860	637,710	750,570	-	21	April 1, 2004-2008
Allotted in 2002, end of Q1 2002	147,334	1,241,466	1,388,800	140.84	47	April 1, 2005-2009

* Calculated according to the Black & Scholes formula

In the second quarter of 2002, purchase rights covering about 360,000 shares will be allotted conditionally to a number of the Group's managers and specialists, of which Executive Board members will receive about 10,000. The market value of about DKr46m was expensed in 2001 in connection with bonus allocation for the year.

Management

In connection with his sixtieth birthday, Kjeld Jørgensen, Deputy Chairman of the Executive Board, expressed a desire to retire on August 1, 2002. Serving as chief executive of Realkredit Danmark for a number of years and before the merger as group chief executive of RealDanmark, Kjeld Jørgensen has provided an outstanding contribution to the Realkredit Danmark Group and created the basis for the company's strong market position. Since the merger, Kjeld Jørgensen has been in charge of the mortgage finance business and a driving force in the integration with Danske Bank Group.

Following Kjeld Jørgensen's retirement, the Executive Board will consist of Peter Straarup, Chairman, and Jakob Brogaard, Deputy Chairman.

Accounting policies, etc.

The report for the first quarter of 2002 has been prepared in accordance with the Copenhagen Stock Exchange guidelines for issuers of listed securities. The Group has not changed its accounting policies from those followed in the annual accounts for 2001.

The consolidation policy for the life companies was changed with effect from January 1, 2002.

Previously, the earnings contribution from the life companies was calculated by including in profits a return on equity equal to the rate of interest on policyholders' savings plus 3 percentage points. Moreover, a variable amount was added to reflect Danica's risks and costs in its contribution to Group earnings. As a result of the change in the Danish Financial Supervisory Authority's interpretation of the contribution principle, Danica's earnings contribution will, beginning in 2002, be based on the actual return on investments in the life insurance group plus an amount determined by insurance provisions and a variable amount reflecting the life group's risks and costs. As before, Danica's assets and liabilities are stated at market value and taken up unchanged in Danske Bank's accounts at book value. For 2002, the unit-link business is recognised by the change in embedded value.

Core earnings incorporates a return on equity corresponding to the yield on a corresponding investment in short-term bonds and the variable amounts mentioned above, while the remaining portion of earnings, which is related to market risks, is included under earnings from investment portfolios.

As a result of the shift to the new consolidation policy, a one-off adjustment was made at the beginning of 2002, which increased Danica's own and hence Danske Bank's equity capital by DKr1.4bn. The adjustment reflects the return that is due to the company because the return on equity for a number of years has been low relative to the return generated on investments.

Effective cost control

The Group aims at improving efficiency and thereby further reducing the cost/core income ratio within a few years. In the first quarter of 2002, the cost/core income ratio stood at 54.6%, which was a fall of 1.1 percentage points compared with the first quarter of 2001.

A considerable reduction in the number of employees contributed to the fall in expenses. During the past year and a half the total staff – adjusted for the expansion at foreign units – has been cut by about 2,000. Moreover, Danske Bank has reached agreements with another 500 employees that they would leave at a later date.

Branch mergers also reduced expenses. The number of branches was reduced by 82 since the beginning of 2001, and additional branch mergers are planned for 2002.

Finally, the Group generated cost savings as a result of using one central IT platform.

Since the announcement of the merger between RealDanmark and Danske Bank in October 2000, the Group has generated cost savings of DKr1.9bn on an annualised basis. These savings should be seen against expectations of annual cost savings of DKr2.2bn at

the end of the year. In addition, separate annual cost savings of DKr0.7bn planned by Danske Bank and RealDanmark before the merger are also expected to have been realised by the end of 2002.

In the first quarter of 2002, the Group charged DKr0.4bn in merger costs against the original merger provision. Hence there remains DKr0.3bn of the original provision.

The Group's business areas

At the end of 2001, a new organisational structure was established which gathered the Group's banking activities in a separate organisation in each of the countries where the Bank operates. The adjustment of the organisation provided for an amalgamation of Retail Banking, major areas of Wholesale Banking and a number of investment management areas aimed primarily at retail customers.

The Group's mortgage finance, life insurance and investment banking activities remained largely unaffected by these organisational changes.

Comparative figures for 2001 are restated to match the new organisational structure.

CORE EARNINGS BEFORE PROVISIONS (DKr m)	Q1 2002	Q1 2001	Index 02/01	Full year 2001	Share Q1 2002	Share Q1 2001
Banking Activities	2,122	1,825	116	7,626	69%	59%
- Banking Activities, Denmark	1,471	1,254	117	5,461	48%	41%
- Banking Activities, International	651	571	114	2,165	21%	18%
Mortgage Finance	519	581	89	2,240	17%	19%
Danske Markets	174	319	55	1,146	6%	10%
Life and Pensions	253	286	88	1,039	8%	9%
Danske Capital	116	145	80	490	4%	5%
Danske Securities	-14	-44	-	-312	0%	-1%
Others	-108	-19	568	-197	-4%	-1%
Total Group	3,062	3,093	99	12,032	100%	100%

The Group's total core earnings before provisions remained largely unchanged from the first quarter of 2001. Banking Activities, which now contributes 69% of the Group's overall core earnings before provisions, advanced 16%. This improvement is due mainly to the cost savings generated in Denmark and to higher income from the operations in Norway and Sweden. The general slowdown in capital market activities had an adverse effect on earnings, in particular in Danske Capital and Danske Securities. However, Danske Securities showed an improved result following the ongoing restructuring. Danske Markets was not able to maintain the high level achieved in the first quarter of 2001.

Banking Activities

BANKING ACTIVITIES (DKr m)	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Full year 2001
Core income	4,857	5,005	4,818	5,087	4,891	19,801
Operating expenses and depreciation	2,735	2,964	2,874	3,271	3,066	12,175
Core earnings before provisions	2,122	2,041	1,944	1,816	1,825	7,626
Risk-weighted items (avg.)	436,088	435,541	429,797	440,570	421,775	431,953
Allocated capital (avg.)	28,346	28,310	27,937	28,637	27,415	28,077
Core earnings before provisions as % p.a. of allocated capital	29.9	28.8	27.8	25.4	26.6	27.2
Cost/core income ratio, %	56.3	59.2	59.7	64.3	62.7	61.5

Banking Activities encompasses all the Group's banking business, which is organised in divisions located in each of the countries where Danske Bank operates.

In the first quarter of 2002, overall banking activities accounted for more than two-thirds of the Group's core earnings before provisions. Compared with the first quarter of 2001, core earnings before provisions rose by DKr297m. Core income declined slightly, whilst expenses fell by 11%; hence the positive trend of the cost/core income ratio of the previous quarters continued. The return on allocated capital also improved relative to previous quarters.

BANKING ACTIVITIES, DENMARK (DKr m)	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Full year 2001
Core income	3,582	3,813	3,770	3,855	3,699	15,137
Operating expenses and depreciation	2,111	2,235	2,387	2,609	2,445	9,676
Core earnings before provisions	1,471	1,578	1,383	1,246	1,254	5,461
Risk-weighted items (avg.)	222,696	222,396	219,942	215,711	207,600	216,462
Allocated capital (avg.)	14,475	14,458	14,296	14,021	13,494	14,070
Core earnings before provisions as % p.a. of allocated capital	40.6	43.7	38.7	35.5	37.2	38.9
Cost/core income ratio, %	58.9	58.6	63.3	67.7	66.1	63.9

Banking Activities, Denmark, is responsible for the Group's Danish banking business with retail and business customers. The unit carries on business under a number of brand names, including Danske Bank and BG Bank.

In the first quarter of 2002, Banking Activities, Denmark, accounted for almost half of the Group's core earnings before provisions. Core earnings before provisions showed a positive trend primarily as a result of the total decrease in expenses of 14% compared with the first quarter of 2001.

Core income was slightly lower as a result of the decline in net interest income triggered by the plunge of almost 2 percentage points in short-term money market rates since the first quarter of 2001. This led to a decrease in the direct return on allocated capital and also had a negative effect on earnings on the high deposit surplus. Neither increased volume nor changes in rates could fully compensate for this decline in core income.

Fee income remained stable despite the economic slowdown recorded in the first quarter of 2002 compared with the first quarter of 2001.

Expenses fell as a result of the ongoing integration of branches, the reduction of staff and the conversion of BG Bank's IT systems to the central IT platform in 2001.

The volume of loans and advances to retail customers was also affected by the economic slowdown. Moreover, part of the high refinancing activity in the autumn of 2001 within mortgage loans was generated by borrowers wishing to repay ordinary bank loans.

In the business customer segment, loans and advances increased, particularly towards the end of the first quarter when the capital requirements of business customers picked up.

The difficult situation in the capital markets continued to affect customer trading in securities and foreign exchange. However, sales of unit trust certificates, pooled investment products and Danica Link products were satisfactory. Actual sales of unit trust certificates thus doubled compared to the first quarter of 2001.

The growth in the number of customers subscribing to self-service solutions continued in the first quarter. Almost 800,000 customers have now signed up for online services.

In the first quarter of 2002, a new branch network structure was introduced to enhance communication and workflow in the branch network. The new structure focuses on strengthening advisory services, minimising the number of administrative tasks and ensuring more flexible use of resources. The new network structure will be implemented over the next year or two.

Finally, Danske Bank will launch a new corporate banking structure which will affect almost all staff serving business customers in the Danske Bank branch network. The structure will be in place in the second quarter of 2002.

The merger of branches is proceeding according to schedule. In the first quarter of 2002, the number of branches was reduced by 9 and now totals 544.

BANKING ACTIVITIES, INTERNATIONAL (DKr m)	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Full year 2001
Core income	1,275	1,192	1,048	1,232	1,192	4,664
Operating expenses and depreciation	624	729	487	662	621	2,499
Core earnings before provisions	651	463	561	570	571	2,165
Risk-weighted items (avg.)	213,392	213,145	209,855	224,859	214,175	215,490
Allocated capital (avg.)	13,870	13,854	13,641	14,616	13,921	14,007
Core earnings before provisions as % p.a. of allocated capital	18.8	13.4	16.5	15.6	16.4	15.5
Cost/core income ratio, %	48.9	61.2	46.5	53.7	52.1	53.6

CORE EARNINGS BEFORE PROVISIONS (DKr m)						
Norway	171	42	115	111	82	350
Sweden	137	131	95	111	116	453
UK	192	151	216	191	155	713
USA	70	56	66	84	62	288
Other foreign activities	81	83	49	73	156	361
Banking Activities, International	651	463	561	570	571	2,165

Banking Activities, International, encompasses banking activities carried out by divisions outside Denmark. Each country organisation is responsible for the banking activities in its country. Banking Activities, International, conducts business under a number of brand names, including Fokus Bank in Norway and Östgöta Enskilda Bank and Provinsbankerna in Sweden.

In the first quarter of 2002, banking activities conducted outside Denmark accounted for more than 20% of the Group's total core earnings before provisions. Core earnings before provisions from these activities developed favourably and recorded a growth of 14% relative to the first quarter of 2001 as a result of increasing income and a stable trend in expenses. The increase in income is ascribable primarily to the favourable trend in activities in Norway and the UK.

Norway

The doubling of core earnings before provisions was the result of measures to enhance efficiency introduced in 2001 and the sound trend in sales and earnings primarily in the retail customer segment in the first quarter of 2002.

Loans and advances increased by 5% relative to the figure recorded for the first quarter of 2001 and amounted to DKr47bn at the end of March 2002.

The achievement in the retail customer segment was supported by the introduction of "Fokus Privatbank" – a service concept customised for affluent retail customers. The first private banking offices opened in Oslo and Trondheim in April this year. Moreover, an ordinary branch was opened in Lillestrøm in March as part of the strategy aiming at *Østlandsområdet* (Eastern Norway). The aggregate number of branches is now 64.

In the business customer segment, Fokus Bank succeeded in attracting a number of new desirable customers and in continually adjusting the earnings and risk of the existing customer portfolio.

Sweden

The increase in core earnings before provisions from the Group's Swedish activities of 18% relative to the first quarter of 2001 is attributable to increasing net interest income as a result of slightly improving interest margins and sound growth in loans and advances. Fee income generated by the sale of capital-market related products went down as a result of low market activity.

Despite weak economic trends in the Swedish market, loans and advances increased by 30% since the first quarter of 2001 and amounted to DKr58bn at the end of March 2002. Deposits grew by 3%.

Growth in volume was triggered by growth in banking facilities with existing customers and a net inflow of retail and business customers.

Expenses rose due to the ongoing development project which includes the final implementation of the Swedish customer account system into the central account system with a view to reducing future operating and development expenses.

Moreover, the opening of new branches and the resultant recruitment of new staff pushed up expenses. In the first quarter of 2002, branches were opened in Liljeholm, Stockholm and Västerås, bringing the total number of branches to 47.

The UK

Core earnings before provisions from the UK banking activities rose by 24% primarily as a result of increasing income from existing customers and declining expenses.

The general level of activity remains low which means that the number of financing transactions is also declining. Therefore, focus is on cost control.

The USA

Core earnings before provisions from the US banking activities amounted to DKr70m in the first quarter of 2002 against DKr62m in the first quarter of 2001.

In 2001, loans and advances in the USA concentrated on businesses trading in the principal markets of the Bank in northern Europe and on selected global financial institutions.

Consequently, core income in the first quarter of 2002 was lower than core income in the first quarter of 2001.

Mortgage Finance

MORTGAGE FINANCE (DKr m)	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Full year 2001
Core income	821	981	872	813	891	3,557
Operating expenses and depreciation	302	351	321	335	310	1,317
Core earnings before provisions	519	630	551	478	581	2,240
Risk-weighted items (avg.)	224,748	219,606	212,223	207,947	216,802	214,147
Allocated capital (avg.)	14,609	14,274	13,794	13,517	14,092	13,920
Core earnings before provisions as % p.a. of allocated capital	14.2	17.7	16.0	14.1	16.5	16.1
Cost/core income ratio, %	36.8	35.8	36.8	41.2	34.8	37.0

Mortgage Finance encompasses Danske Bank Group's mortgage finance and real-estate agency business in Denmark. The division markets its financing solutions through Realkredit Danmark, Danske Bank, BG Bank and "home". Real-estate agency business is carried on through "home".

Core earnings before provisions amounted to DKr519m in the first quarter of 2002, constituting a fall of 11% compared with the first quarter of 2001. Declining core earnings were attributable to the fall in direct return on allocated capital and the placement of liquid funds. Increased contribution income generated from the growing loan portfolio added to the core earnings.

Operating expenses in the first quarter of 2002 matched those of the first quarter of 2001. The cost/core income ratio stood at 36.8%, in line with the level of 37.0% for 2001.

Gross lending fell considerably in the first quarter of 2002 compared with the level recorded in the fourth quarter of 2001. The refinancing activity triggered by the falling interest rates in the autumn of 2001 stopped in January 2002 and the mortgage credit market returned to a normal level of activity.

FlexLån® accounted for 65% of Realkredit Danmark's gross lending in the first quarter of 2002. For 2001 as a whole, FlexLån® accounted for 56% of gross lending.

Realkredit Danmark's market share has increased over the past year. The market share of gross lending rose from 33.5% in the first quarter of 2001 to 35.6% in the first quarter of 2002. The market share of net new loans grew from 30.2% to 33.0%.

The loan portfolio amounted to DKr454bn at the end of the first quarter of 2002 against DKr448bn at the beginning of the year. The private market accounted for more than 50% of this increase.

Danske Markets

DANSKE MARKETS (DKr m)	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Full year 2001
Core income	392	392	811	419	556	2,178
Operating expenses and depreciation	218	251	276	268	237	1,032
Core earnings before provisions	174	141	535	151	319	1,146
Risk-weighted items (avg.)	45,295	52,321	46,846	45,972	45,724	48,227
Allocated capital (avg.)	2,944	3,401	3,045	3,053	3,037	3,135
Core earnings before provisions as % p.a. of allocated capital	23.6	16.6	70.3	19.8	42.0	36.6
Cost/core income ratio, %	55.6	64.0	34.0	64.0	42.6	47.4

Responsibility for the Group's fixed income and foreign exchange trading and short-term liquidity rests with Danske Markets. It serves the Group's largest corporate clients and institutional clients and the Group's retail banking activities from offices in Denmark, Norway, Sweden, Finland, the UK and the USA. Danske Markets also includes Danske Research, the central unit responsible for economic and financial research.

In the first quarter of 2002, Danske Markets generated core earnings before provisions in the amount of DKr174m against DKr319m in the first quarter of 2001. In view of the chosen risk profile, earnings were satisfactory.

The fall in core earnings before provisions on the first quarter of 2001 is attributable to the very favourable market conditions in 2001, including the significant fall in interest rates.

Expenses fell by 8% to DKr218m, primarily as a result of extensive staff reductions generated by generally improved efficiency and the closure in 2001 of the Group's branches in Hong Kong and Singapore.

Life and Pensions

LIFE AND PENSIONS (DKr m)	Q1 2002 *)	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Full year 2001
Core insurance income	301	266	281	336	334	1,217
Funding cost, net	-48	-37	-44	-49	-48	-178
Core earnings	253	229	237	287	286	1,039
Allocated capital	6,208	6,032	5,931	5,710	5,438	5,780
Core earnings as % p.a. of allocated capital	16.3	15.2	16.0	20.1	21.0	18.0

*) Calculated in accordance with the new consolidation policy

Life and Pensions encompasses all the Group's activities in the life insurance and pensions market. The Life and Pensions area is run by the Danica group. Life and Pensions targets both retail and business customers. Products are marketed through a range of distribution channels within Danske Bank Group, primarily Banking Activities' outlets and Danica's team of insurance agents and pension advisers.

Core earnings for Life and Pensions for the first quarter of 2002 matched expectations, and business in general progressed satisfactorily. Profit before tax amounted to DKr153m of which DKr253m was recorded under core earnings while a negative DKr100m was recorded under earnings from investment portfolios.

In the first quarter of 2002, the trend in premiums generated by traditional insurance business and Danica Link was satisfactory. Overall gross premiums stood at DKr3.0bn against DKr2.5bn in the first quarter of 2001 - an increase of 20%. The sound growth in traditional company pension schemes continued and the segment recorded a 16% increase relative to the first quarter of 2001. Gross premiums from Danica Link accounted for DKr0.4bn in the first quarter of 2002.

Sales of private health care policies continued to advance sharply. The sale of 4,000 new policies represented an increase of 14% compared with the figure recorded at the end of 2001.

The return on investments was 0.0% in the first quarter of 2002. Given the market conditions and the chosen risk profile, the overall return was satisfactory. The rate of interest on policyholders' savings for 2002 has been fixed at 5%.

At the end of the first quarter of 2002, bonus reserves totalled DKr9.7bn, or 7.4% of life provisions at a computation rate of interest of 4.5%. Bonus reserves thus remain at a satisfactory level and can withstand drops of more than 25% from the stock price level at the end of the first quarter of 2002.

Equity capital amounted to DKr11.3bn at the end of the first quarter of 2002, including the one-off adjustment of DKr1.4bn.

Danske Capital

DANSKE CAPITAL (DKr m)	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Full year 2001
Core income	213	203	216	213	242	874
Operating expenses and depreciation	97	87	83	117	97	384
Core earnings before provisions	116	116	133	96	145	490
Risk-weighted items (avg.)	1,035	2,662	2,236	2,562	1,772	2,310
Allocated capital (avg.)	67	173	145	167	115	150
Core earnings before provisions as % p.a. of allocated capital	689.7	268.2	366.0	230.6	503.8	326.3
Cost/core income ratio, %	45.5	42.9	38.4	54.9	40.1	43.9
Assets under management (DKr bn)	374	368	353	370	358	368

Danske Capital manages the funds of retail and institutional clients and the funds of Danica Pension, Firstnordic, Puljeinvest (pooled investment) and Flexinvest. The division also provides advisory services to Danske Invest and BG Invest. Investment management products are sold to retail and business customers through the country organisations and external distributors. Danske Capital serves institutional investors directly.

In the first quarter of 2002, core earnings before provisions amounted to DKr116m, a fall of 20% compared with the figure for the first quarter of 2001. This fall is primarily attributable to the decline in trading income. Fee income from portfolio management agreements and advisory agreements remained stable.

As a result of the organisational adjustment at the end of 2001, "Assets under management" consists only of assets covered by contractual asset management agreements. Banking Activities is now responsible for the management of custody accounts and Private Banking.

By this definition, assets under management amounted to DKr374bn at the end of the first quarter of 2002, of which Danske Private Equity accounted for DKr8.7bn. In the first quarter of 2002, Danske Private Equity obtained commitments from institutional investors to invest DKr2.6bn in Danske Private Equity Partners II, a fund-of-funds investing in unlisted businesses through European and north American venture and buyout funds.

Assets under management were also positively affected by new agreements and assets at a total value of DKr7.4bn generated, among other things, by the sale of unit trust certificates to retail and institutional clients. The market share of net sales of unit trust certificates in Denmark stood at 26% in the first quarter of 2002, while the market share of the total asset value at the end of March 2002 was 38%. The market share in the retail segment grew, while the market share of sales of unit trust certificates to institutional clients was lower in the first quarter of 2002 than previously. This is due, among other things, to the fact that a smaller proportion of sales originates from unit trusts. Overall sales to institutional clients developed satisfactorily.

Total assets under management by the Group amounted to DKr540bn at the end of the first quarter of 2002 against DKr527bn at the end of 2001.

Danske Securities

DANSKE SECURITIES (DKr m)	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Full year 2001
Core income	99	144	51	173	120	488
Operating expenses and depreciation	113	261	169	206	164	800
Core earnings before provisions	-14	-117	-118	-33	-44	-312
Risk-weighted items (avg.)	737	1,497	1,349	229	171	814
Allocated capital (avg.)	48	97	88	15	11	53
Core earnings before provisions as % p.a. of allocated capital	-	-	-	-	-	-
Cost/core income ratio, %	114.1	181.3	331.4	119.1	136.7	163.9

The investment banking arm of the Group, marketed under the name of Danske Securities, encompasses the Group's corporate finance activities and wholesale sales and trading of equities and equity-related products. The division is also responsible for equity research.

Core earnings before provisions were a negative DKr14m compared with a negative DKr44m in the first quarter of 2001. Expenses amounted to DKr113m against DKr164m the year before. This considerable fall is the result of the cost adjustment programme launched in 2001.

The unfavourable trends in the primary equity markets of Danske Securities continued in 2002. In the Nordic markets, equity trading and M&A activities were around 25% lower in the first quarter of 2002 compared with the first quarter of 2001. On the Copenhagen Stock Exchange, the market in which Danske Securities holds its largest market share, equity trading continued to decline. Market conditions particularly affected Danske Securities' equity trading income, while corporate finance income was slightly higher than in 2001.

The Group's market share of equity trading on the Copenhagen Stock Exchange stood at almost 22% in the first quarter of 2002. This means that Danske Bank remains the largest equity trader in Denmark. In Norway, the market share totalled 5%, while market shares in Sweden and Finland were smaller.

Earnings from investment portfolios

EARNINGS FROM INVESTMENT PORTFOLIOS (DKr m)	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Full year 2001
Net interest income	280	374	87	14	80	555
Dividend from shares	10	7	32	210	24	273
Fee and commission income	-7	-7	-3	-6	-7	-23
Net interest and fee income	283	374	116	218	97	805
Market value adjustments						
Bonds	-499	-331	770	-343	412	508
Shares	79	14	-658	-55	67	-632
Derivatives	360	115	-87	249	-187	90
Holdings in associated undertakings	4	65	20	141	-3	223
Expenses	32	32	28	29	35	124
Other operating income	0	0	0	-11	11	0
Earnings from investment portfolios, banking business	195	205	133	170	362	870
Earnings from investment portfolios, insurance business	-100	-	-	-	-	-
Total	95	205	133	170	362	870
Risk-weighted items (avg.), banking business	33,856	36,591	43,808	34,129	41,812	39,084
Allocated capital (avg.), banking business	2,201	2,378	2,848	2,218	2,718	2,540

Total earnings from investment portfolios were DKr95m in the first quarter of 2002.

Earnings from investment portfolios generated by the banking business amounted to DKr195m in the first quarter of 2002 against DKr362m in the first quarter of 2001. Net interest income rose sharply due to the steepening of the yield curve triggered by the fall in short-term interest rates. However, during the quarter long-term interest rates started to increase and this led to negative market value adjustments of the bond portfolio.

At the same time, the overall sensitivity of the banking business to a one percentage point fall in interest rates across the curve fell from about DKr1.7bn in the first quarter of 2001 to about DKr1.2bn in the first quarter of 2002. Most of this sensitivity related to investment portfolios.

The Group's share of the return on investments of the insurance business amounted to DKr0m. The increasing interest rates during the first quarter of 2002 triggered a price fall in interest rate positions which was almost offset by capital gains on shares, etc. In the first quarter, total earnings from investment portfolios less financing costs were affected by a negative DKr100m from the insurance activities.

Outlook for 2002

The year 2002 is likely to see sluggish growth in the world economy. There is still uncertainty about the strength of the recovery and about when it will feed through to the Group's principal markets in northern Europe.

For the year as a whole, Danske Bank Group expects total core income to be at largely the same level as in 2001, although core income in the first quarter of 2002 was lower than in the first quarter of 2001 and slightly below the expected level.

The Group's costs will come down in 2002 as a result of realised merger synergies and other savings. The cost/core income ratio is expected to fall below 55% for the whole of 2002.

Provisioning levels will be influenced by overall economic conditions. The charge for bad and doubtful debts is expected to be at roughly the same level as in 2001 provided that the economy picks up in the second half of 2002 as expected.

In view of the continued cost reductions, and although core earnings in the first quarter of 2002 were marginally lower than in the first quarter of 2001, core earnings for 2002 as a whole are still expected to grow, although less than in 2001.

As in previous years, earnings from investment portfolios will greatly depend on developments in the financial markets, including the level of securities prices at the year-end.

The Group expects its tax charge, including the tax on loan loss reserves, to be in the region of 30% of pre-tax profit.

Copenhagen, May 7, 2002

Danske Bank A/S
Holmens Kanal 2-12
DK-1092 Copenhagen K
CVR-Nr. 61 12 62 28
www.danskebank.com

Danske Bank Group

CORE EARNINGS AND NET PROFIT FOR THE PERIOD (DKr m)	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Full year 2001
Net interest income, excluding earnings from investment portfolios	4,473	4,472	4,716	4,494	4,369	18,051
Fees and commission income, net	1,569	1,629	1,404	1,671	1,561	6,265
Trading income	29	324	389	392	492	1,597
Other core income	373	346	231	379	215	1,171
Core insurance income	301	266	281	336	340	1,223
Total core income	6,745	7,037	7,021	7,272	6,977	28,307
Operating expenses and depreciation	3,683	4,069	3,971	4,351	3,884	16,275
Core earnings before provisions	3,062	2,968	3,050	2,921	3,093	12,032
Provisions for bad and doubtful debts	386	698	389	363	302	1,752
Core earnings	2,676	2,270	2,661	2,558	2,791	10,280
Profit on sale of subsidiaries	0	6	-	78	156	240
Earnings from investment portfolios	95	205	133	170	362	870
Profit before tax	2,771	2,481	2,794	2,806	3,309	11,390
Tax	835	752	165	810	950	2,677
Net profit for the period	1,936	1,729	2,629	1,996	2,359	8,715
Of which minority interests	-	-	-	1	-	

BALANCE SHEET HIGHLIGHTS (DKr bn)						
Bank loans and advances	494	476	467	481	453	476
Mortgage loans	454	449	438	431	425	449
Bonds and shares	312	356	266	250	243	356
Due to credit institutions and central banks	270	241	249	256	229	241
Deposits	434	400	384	394	365	400
Issued bonds	623	673	571	555	542	673
Subordinated debt	35	32	32	34	35	32
Shareholders' equity	60	57	59	56	54	57
Total assets	1,554	1,539	1,438	1,420	1,385	1,539

Danske Bank Group

MOVEMENTS IN SHAREHOLDERS' EQUITY AND MINORITY INTERESTS (DKr m)	Q1 2002	Q1 2001	Full year 2001
Shareholders' equity at January 1	57,091	50,906	50,906
One-off adjustment	1,406	-	-
Addition on merger	-	1,321	1,321
Net profit for the period	1,936	2,359	8,713
Dividends	-	-	-3,477
Goodwill fully written off at the time of acquisition	-	-344	-372
Shareholders' equity end of period	60,433	54,242	57,091
Minority interests at January 1	4	983	983
Net profit for the period	-	-	-
Addition of minority interests	-	-979	-973
Minority interests end of period	4	4	10

The share capital is made up of 732,000,000 shares of DKr10, totalling DKr7,320m. All shares carry the same rights. Consequently, there is only one class of shares.

SOLVENCY (EXCLUDING NET PROFIT FOR THE PERIOD) (DKr m)	March 31 2002	March 31 2001	End of 2001
Core capital, less statutory deductions	58,490	50,449	55,177
Eligible subordinated debt and revaluation reserve	32,950	29,440	29,835
Statutory deduction for insurance subsidiaries	-6,251	-5,820	-6,208
Other statutory deductions	-370	-308	-345
Supplementary capital, less statutory deductions	26,329	23,312	23,282
Total capital base, less statutory deductions	82,819	73,761	78,459
Weighted items			
not included in trading portfolio	703,955	686,168	693,499
with market risk included in trading portfolio	72,364	73,615	66,159
Total weighted items	776,319	759,783	759,658
Core (tier 1) capital ratio, %	7.3	6.6	7.3
Solvency ratio, %	10.7	9.7	10.3
Statutory minimum solvency requirement, %	8.0	8.0	8.0